

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

<u>Via E-mail</u>
Richard Rose
Chief Legal Officer
Coronado Global Resources Inc.
100 Bill Baker Way
Beckley, WV 25801

>   **Re: Coronado Global Resources Inc.**
>   **Form 10-12G**
>   **Exhibit Nos. 2.1, 10.2, 10.20, 10.21 and 10.22**
>   **Filed April 29, 2019**

Dear Mr. Rose:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

>   Sincerely,

>   Division of Corporation Finance